Exhibit 99.1

Sphere 3D Sponsored SPAC - Minority Equality
Opportunities Acquisition Inc., Announces Pricing of
Upsized $110.0 Million Initial Public Offering

While the SPAC may pursue an initial business combination target in any business, industry or geographical location, it intends to focus its search on transactions with companies that are Minority Owned Businesses

Toronto, Ontario, August 26, 2021 - Sphere 3D Corp. (Nasdaq: ANY) ("Sphere 3D" or the "Company"), a company delivering containerization, virtualization, and data management solutions, today reports that Minority Equality Opportunities Acquisition Inc. ("Minority Equality"), a company that Sphere 3D has an indirect interest in, announced the pricing of their initial public offering of 11,000,000 units at an offering price of $10.00 per unit, with each unit consisting of one share of Class A common stock and one redeemable warrant. Each warrant will entitle the holder thereof to purchase one share of Class A common stock at a price of $11.50 per share. The Minority Equality units are expected to be listed on the Nasdaq Capital Market ("Nasdaq") and trade under the ticker symbol "MEOAU" beginning today, August 26, 2021. Once the securities comprising the units begin trading separately, the shares of Class A common stock and the warrants of Minority Equality are expected to be traded on Nasdaq under the symbols "MEOA" and "MEOAW," respectively. Minority Equality is a newly organized blank check company incorporated as a Delaware company and led by Chairman and CEO Shawn D. Rochester.

Maxim Group LLC is acting as sole book-running manager for the offering of Minority Equality. Minority Equality has granted the underwriters a 45-day option to purchase up to 1,650,000 additional units at the initial public offering price to cover over-allotments, if any. The offering is expected to close on August 30, 2021, subject to customary closing conditions.

A registration statement relating to the securities sold in the initial public offering of Minority Equality was declared effective by the U.S. Securities and Exchange Commission (the "SEC") on August 25, 2021. The offering of Minority Equality is being made only by means of a prospectus. When available, copies of the prospectus related to this offering may be obtained from Maxim Group LLC, 300 Park Avenue, 16th Floor, New York, New York 10022, at (212) 895-3500, or by visiting EDGAR on the SEC's website at www.sec.gov.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Minority Equality Opportunities Acquisition Inc.

Minority Equality Opportunities Acquisition Inc. is a blank check company, also commonly referred to as a special purpose acquisition company, or SPAC, organized under the laws of the Delaware and formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities. While Minority Equality may pursue an initial business combination target in any business, industry or geographical location, it intends to focus its search on transactions with companies that are Minority Owned Businesses, such that, immediately following the completion of its initial business combination, the combined company would qualify as a Minority Controlled Business. In general, a "Minority Owned Business" is a business at least 51% of the equity ownership interest in which is owned by one or more minority individuals who are United States citizens or legal resident aliens and both the management and daily business operations of which are exercised by one or more minority individuals (with a minority group member being an individual who is at least 25% Asian-Indian, Asian-Pacific, Black, Hispanic or Native American), and a "Minority Controlled Business" is a business that would qualify for certification as a "minority business enterprise" by the National Minority Supplier Development Council, Inc.

Minority Equality Contact

Andre Showell

Cover Communications

media@covercomm.com

T: 202.669.3544

About Sphere 3D

Sphere 3D Corp. (NASDAQ: ANY) has a portfolio of brands, including HVE ConneXions, UCX ConneXions and SnapServer®, dedicated to helping customers achieve their IT goals. For more information on Sphere 3D, please visit www.sphere3d.com.

Forward-Looking Statements

The above news release contains forward-looking statements. The statements contained in this document that are not statements of historical fact, including but not limited to, statements identified by the use of terms such as "anticipate," "appear," "believe," "could," "estimate," "expect," "hope," "indicate," "intend," "likely," "may," "might," "plan," "potential," "project," "seek," "should," "will," "would," and other variations or negative expressions of these terms, including statements with respect to Minority Equality's initial public offering ("IPO") and search for an initial business combination, are all "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. These statements are based on assumptions that management believes are reasonable based on currently available information, and include statements regarding the intent, belief or current expectations of the Company and its management. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performances and are subject to a wide range of external factors, uncertainties, business risks, and other risks identified in filings made by the company with the Securities and Exchange Commission. Actual results may differ materially from those indicated by such forward-looking statements. The Company expressly disclaims any obligation or undertaking to update or revise any forward-looking statement contained herein to reflect any change in the company's expectations with regard thereto or any change in events, conditions or circumstances upon which any statement is based except as required by applicable law and regulations.

Sphere 3D Contact

Kurt Kalbfleisch

+1-858-495-4211

investor.relations@sphere3d.com